# APPENDIX B:
# FINANCIAL STATEMENTS
## (Unaudited)

# Winchester Fresh Market LLC
## Balance Sheet - unaudited
## For the period ended 10/31/22

|  | Current Period |
| --- | --- |
|  | **31-Oct-22** |
| **ASSETS** |  |
| **Current Assets:** |  |
| Cash | $ - |
| Petty Cash | - |
| Accounts Receivables | - |
| Inventory | - |
| Prepaid Expenses | - |
| Employee Advances | - |
| Temporary Investments | - |
| **Total Current Assets** | - |
|  |  |
| **Fixed Assets:** |  |
| Land | - |
| Buildings | - |
| Furniture and Equipment | - |
| Computer Equipment | - |
| Vehicles | - |
| Less: Accumulated Depreciation | - |
| **Total Fixed Assets** | - |
|  |  |
| **Other Assets:** |  |
| Trademarks | - |
| Patents | - |
| Security Deposits | - |
| Other Assets | - |
| **Total Other Assets** | - |
|  |  |
| **TOTAL ASSETS** | $ - |
|  |  |
| **LIABILITIES** |  |
| **Current Liabilities:** |  |
| Accounts Payable | $ - |
| Business Credit Cards | - |
| Sales Tax Payable | - |
| Payroll Liabilities | - |
| Other Liabilities | - |

| | | |
|---|---|---:|
| Current Portion of Long-Term Debt | | - |
| **Total Current Liabilities** | | - |
| | | |
| **Long-Term Liabilities:** | | |
| Notes Payable | | - |
| Mortgage Payable | | - |
| Less: Current portion of Long-term debt | | - |
| **Total Long-Term Liabilities** | | - |
| | | |
| **EQUITY** | | |
| Capital Stock/Partner's Equity | | - |
| Opening Retained Earnings | | - |
| Dividends Paid/Owner's Draw | | - |
| Net Income (Loss) | | - |
| **Total Equity** | | - |
| | | |
| **TOTAL LIABILITIES & EQUITY** | $ | - |
| | | |
| <span style="color:red">Balance Sheet Check</span> | | - |

I, Jonathan Austin, certify that:

1. The financial statements of Winchester Fresh Market LLC included in this Form are true and complete in all material respects; and
2. The tax return information of Winchester Fresh Market LLC has not been included in this Form as Winchester Fresh Market LLC was formed on 09/29/2022 and has not filed a tax return to date.

Signature     *Jonathan Austin*

Name:     Jonathan Austin

Title:     Owner